MAJESCO

412 Mount Kemble Ave., Suite 110C

Morristown, NJ 07960

April 23, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Majesco Registration Statement on Form S-3 File No. 333-230962

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Majesco (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Daylight Time, on April 25, 2019, or as soon thereafter as possible.

Please notify Valérie Demont of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 653-8700 as soon as possible as to the time the registration statement has been declared effective pursuant to this acceleration request.

Respectfully,

MAJESCO

By:	/s/ Lori Stanley
Name:	Lori Stanley
Title:	General Counsel, North America